Filed Pursuant to Rule 433

Registration Statement No. 333-277308

June 3, 2026

Pricing Term Sheet

ATI Inc.

$450,000,000 5.875% Senior Notes due 2033

This term sheet to the preliminary prospectus supplement dated June 3, 2026 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	ATI Inc.

Security:	5.875% Senior Notes due 2033 (the “Notes”)

Principal Amount:	$450,000,000

Trade Date:	June 3, 2026

Settlement Date:	June 8, 2026 (T+3)

Maturity:	June 15, 2033

Coupon:	5.875%

Price to Public:	100% of face amount

Yield to Maturity:	5.875%

Interest Payment Dates:	December 15 and June 15, commencing December 15, 2026

Underwriting Discount:	1.125%

Net Proceeds to Issuer (after deducting underwriting discounts but before estimated net offering expenses):	$444,937,500

Use of Proceeds:	The net proceeds from this offering will be used to fund a redemption of all of the Issuer’s outstanding 5.875% Senior Notes due 2027 and for general corporate purposes. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Equity Clawback:	Up to 35% at 105.875% prior to June 15, 2029

Optional Redemption:	Prior to June 15, 2029, make-whole call at T+50 bps, then:

	On or after:	Price:
	June 15, 2029	102.938%
	June 15, 2030	101.469%
	June 15, 2031 and thereafter	100.000%

in each case, plus accrued but unpaid interest.

Change of Control:	After a “Change of Control Repurchase Event,” the Issuer will offer to repurchase the Notes at a price equal to 101% of principal amount, plus accrued and unpaid interest.

CUSIP / ISIN:	01741R AP7 / US01741RAP73

Joint Book-Running Managers and Co-Global Coordinators:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC

Joint Book-Running Managers:	BofA Securities, Inc. PNC Capital Markets LLC Citigroup Global Markets Inc. MUFG Securities Americas Inc. Wells Fargo Securities, LLC HSBC Securities (USA) Inc.

We expect that delivery of the Notes will be made to investors on or about June 8, 2026, which will be the third business day following the date of the final prospectus supplement (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to one business day before delivery will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

The Issuer has filed a registration statement (including a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement included in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or the underwriters will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at (866) 471-2526.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another email system.